UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1933.

Commission File Number 1-11778

ACE Limited

(Exact name of registrant as specified in its charter)

Mainaustrasse 30

Zurich CH-8008

Switzerland

+41 (0)43 456 76 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preference Share Purchase Rights

(Title of each class of securities covered by this Form)

Common Shares, par value CHF 33.74 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of the 1934, the undersigned has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 18, 2008	By:	/s/ ROBERT F. CUSUMANO
Name: Robert F. Cusumano
Title: General Counsel